[LETTERHEAD OF LIPID SCIENCES, INC.]

December 27, 2005

VIA EDGAR

Mr. Jeffrey Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Mail Stop 6010

Lipid Sciences, Inc.

Registration Statement on Form S-3 (File No. 333-129280)

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Lipid Sciences, Inc., a Delaware corporation (the “Company”), hereby requests acceleration of the effective date of the Company’s Registration Statement on Form S-3, File No. 333-129280 (as amended, the “Registration Statement”) so that it will be declared effective at 4:00 p.m., Eastern Standard Time, on December 29, 2005, or as soon as possible thereafter.

The Company acknowledges that should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement.  In addition, the Company acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement.  The Company further acknowledges that it may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Upon declaration of effectiveness of the Registration Statement, please advise the undersigned at (925) 249-4025 or James B. Bucher of Shearman & Sterling LLP at (650) 224-0857 to confirm effectiveness or to communicate any questions or concerns you might have regarding this letter or the Registration Statement.

Very truly yours,

LIPID SCIENCES, INC.

/s/ Sandra Gardiner
Sandra Gardiner
Chief Financial Officer

cc:	James B. Bucher
Robert E. Purcell
Shearman & Sterling LLP